EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal Security Systems Reports
First Quarter 2014 Financial Results

YAHUD, ISRAEL, May 29, 2014 -- Magal S3 Ltd. (NASDAQ: MAGS) today announced its financial results for the three month period ended March 31, 2014. Management will hold an investors’ conference call later today, at 10 a.m. Eastern Time and 5 p.m. Israel time, to discuss the results.

FIRST QUARTER 2014 RESULTS SUMMARY

Revenues for the first quarter of 2014 decreased 7% to $12.5 million from $13.5 million for the first quarter of 2013.

Gross profit in the quarter was $4.1 million, or 32.7% of revenues, a decrease of 17% compared to gross profit of $5.0 million, or 36.8% of revenues in the first quarter of 2013. The variance in the gross margin between the quarters reflects changes between products and projects in the revenue mix.

Operating loss in the quarter was $2.3 million, compared to an operating loss of $0.9 million in the first quarter of 2013.

Financial income in the quarter amounted to $399 thousand compared to financial expenses of $153 thousand in the first quarter of 2013.

Net loss in the quarter was $2.0 million, or $0.12 per share, compared with a net loss of $1.1 million, or $0.07 per share, in the first quarter of 2013.

Cash and short term deposits net of bank debt, as of March 31, 2014, were $33.9 million, or $2.10 per share, compared with cash and short term deposits net of current bank debt of $36.3 million, or $2.25 per share, on December 31, 2013.

MANAGEMENT COMMENT

Commenting on the results, Mr. Eitan Livneh, President and CEO of Magal, said, "Our first quarter marked a turning point for us. While not yet evident in our financial results, I am encouraged by the recent strong pick-up in activity in all our geographic markets. Our backlog has increased strongly in the past few months and as we move through 2014 we are seeing that projects which were delayed last year, are beginning to move ahead. I believe Magal is very well positioned to take advantage of the current economic up-trends."

Continued Mr. Livneh, "I expect that in 2014 we will demonstrate significant revenue growth over 2013 and believe that our ongoing business will be profitable for the year. We are actively engaged in pursuing synergistic acquisitions and we hope to realize some of the fruits of these efforts in 2014 and beyond."

INVESTORS' CONFERENCE CALL INFORMATION

The Company will host a conference call later today, May 29, 2014, at 10 a.m. Eastern Time and 5 p.m. Israel time.

To participate, please call one of the following teleconferencing numbers:

US: 1 888 668 9141; Israel: 03 918 0610; UK: 0 800 917 5108; Intl.: +972 3 918 0610

Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number. A replay of the call will be available from the day after the call for three months. The link to the replay will be accessible from Magal's website at: www.magal-s3.com.

ABOUT MAGAL S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries - under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G - our 4th generation, cutting-edge hybrid PSIM with SEIM (Physical Security Information Management system integrated with Security Information & Event Management). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

FOR MORE INFORMATION:

Magal S3 Ltd. Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 E-mail: magal@gkir.com

MAGAL S3 LTD. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (All numbers except EPS expressed in thousands of US$)

	Three months Ended March 31,
	2014	2013	% change

Revenues	$12,509	$13,454	-7.0%
Cost of revenues	8,421	8,502	-1.0%

Gross profit	4,088	4,952	-17.4%
Operating expenses:
Research and development, net	1,252	969	29.2%
Selling and marketing	3,390	3,213	5.5%
General and administrative	1,760	1,660	6.0%
Total operating expenses	6,402	5,842	9.6%

Operating loss	(2,314)	(890)
Financial income (expense), net	399	(153)

Loss before income taxes	(1,915)	(1,043)

Income tax expense	(47)	(33)

Net loss	(1,962)	(1,076)
Less - income attributable to non-controlling interests	(13)	-

Net loss attributable to Magal shareholders	$(1,975)	$(1,076)

Basic and diluted net loss per share	$(0.12)	$(0.07)

Weighted average number of shares used in computing basic and diluted net loss per share	16,147,522	16,147,522

	Three months ended March 31,
	2014%	2013%

Gross margin	32.7	36.8
Research and development, net as a % of revenues	10.0	7.2
Selling and marketing as a % of revenues	27.1	23.9
General and administrative as a % of revenues	14.1	12.3
Operating margin	NA	NA
Net margin	NA	NA

MAGAL S3 LTD. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (All numbers expressed in thousands of US$)

	March 31,	December 31,
	2014	2013
CURRENT ASSETS:
Cash and cash equivalents	$22,778	$32,235
Short-term bank deposits?	13,065	6,147
Restricted deposits?	6,076	6,101
Trade receivables, net	12,873	12,634
Unbilled accounts receivable	2,709	2,388
Other accounts receivable and prepaid expenses	2,782	2,379
Inventories	8,262	8,352
Deferred income taxes	584	599

Total current assets	69,129	70,835

LONG TERM INVESTMENTS AND RECEIVABLES:

Long-term trade receivables	575	690
Long-term deposits and restricted bank deposits	38	35
Severance pay fund	2,485	2,589
Deferred income taxes	46	46

Total long-term investments and receivables	3,144	3,360

PROPERTY AND EQUIPMENT, NET	7,021	7,280

OTHER INTANGIBLE ASSETS, NET	785	895

GOODWILL	5,366	5,417

TOTAL ASSETS	$85,445	$87,787

	March 31,	December 31,
	2014	2013

CURRENT LIABILITIES:

Short-term bank credits?	$5,737	$5,764
Current maturities of long-term bank debt	500	506
Trade payables	4,612	3,916
Customer advances	4,433	4,226
Other accounts payable and accrued expenses	9,145	9,431
Deferred income taxes	54	34

Total current liabilities	24,481	23,877

LONG-TERM LIABILITIES:
Long-term bank debt and other long-term payables	1,785	1,912
Deferred income taxes	266	301
Accrued severance pay	4,055	4,157

Total long-term liabilities	6,106	6,370

SHAREHOLDERS' EQUITY
Ordinary shares of NIS 1 par value - Authorized: 39,748,000 shares at
March 31, 2014 and December 31, 2013;
Issued and outstanding: 16,147,522 shares at March 31, 2014
and 16,147,522 shares at December 31, 2013	4,901	4,901
Additional paid-in capital	68,521	68,371
Accumulated other comprehensive income	6,945	7,114
Foreign currency translation adjustments (Company's stand alone
financial statements)	598	1,349
Accumulated deficit	(26,155)	(24,180)

Total shareholders' equity	54,810	57,555
Non controlling interest	48	(15)

TOTAL SHAREHOLDERS' EQUITY	54,858	57,540

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$85,445	$87,787